SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form N-8A


                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940



         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:             GALIC of New York(R) Separate Account I

Address of Principal Business Office:

                  Great American Life Insurance of New York
                  P. O. Box 21029
                  New York, NY  10129-1029

Telephone Number:

                  (800) 789-6771

Name and Address of Agent for Service of Process:

                  Mark F. Muething, Esq.
                  Senior Vice President and Secretary
                  Great American Life Insurance of New York(R)
                  P. O. Box 5423
                  Cincinnati, Ohio  45201-5420

Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES/__/ NO/_x_/

Item 1.           GALIC of New York Separate Account I.

Item 2. Registrant was organized under the laws of the State of New York on May 7, 1999.

Item 3. Registrant is organized as a separate account of Great American Life Insurance of New York(R)

Item 4.           Registrant is a unit investment trust.

Item 5.           Not applicable.

Item 6.           Not applicable

Item 7.           Not applicable

Item 8.           (a)      Great American Life Insurance of New York
                           P. O. Box 21029
                           New York, NY  10129-1029

                  (b)      Robert A. Adams           President, Director

                           S. Craig Lindner          Director

                           Keith A. Jensen           Director

                           William J. Maney II       Senior Vice President,
                                                     Assistant Treasurer,
                                                     Director

                           James M. Mortensen        Executive Vice President,
                                                     Director

                           Mark F. Muething          Senior Vice President,
                                                     Secretary, Director

                           Jeffrey S. Tate           Director

                           Charles K. McManus        Vice President

                           Michael J. O'Connor       Director

                           Lynn E. Laswell           Vice President, Treasurer,
                                                     Controller

                           Thomas E. Mischell        Assistant Treasurer

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

Item 8.           (b) continued

                           Charles R. Scheper        Director

                           Vincent  J.  Granieri     Vice President, Chief
                                                     Actuary

The address of each officer and director is:          P. O. Box 21029
                                                      New York, NY  10129-1029


                  (c)      Not applicable.

Item 9.           (a)      No.

                  (b)      Not applicable.

                  (c)      Yes.

                  (d)      No.

                  (e)      Not applicable.

Item 10.          Zero

Item 11.          No.

Item 12.          Not applicable.


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


                                   SIGNATURES



         Pursuant to the requirements of the Investment Company Act of 1940, the Sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrants in the City of Cincinnati, the State of Ohio, on the 7th day of May, 1999.





[SEAL]





                                                     GALIC OF NEW YORK(R)
                                                     SEPARATE ACCOUNT I



ATTEST:





By: /s/ Mark F. Muething
Name:    Mark F. Muething
Title:   Senior Vice President, Secretary
         and Director
         Great American Life Insurance Company
         of New York(R)



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